Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 6, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 3

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2013.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated February 26, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

The Reorganization Transactions, page 11

1.

You disclose that in the reorganization transactions, the existing holders of limited partnership interest in TMM will, through a series of transactions, contribute their limited partnership interest in TMM to a new limited partnership formed under the laws on Cayman Islands (New TMM). Immediately following the consummation of the reorganization, the limited partners of New TMM will consist of TMHC and two holding vehicles through which the existing limited partners of TMM, including your Principal Equityholders and certain members of management will indirectly continue their existing equity investment. You also disclose that each of those holding vehicles will be issued New TMM units and a number of shares of TMHC Class B common stock equal to the number of TMM Units that each vehicle holds. Please provide the following:

A.	For the existing holders of limited partnership interests in TMM that existed prior to the reorganization, please help us understand how you determined how many units would be given to them in New TMM. Please clarify the exchange ratio used to determine the appropriate number of units to be given to the existing owners of TMM, including but not limited to the New TMM units and shares of TMHC’s Class B common stock that will be issued to the two holding vehicles. Please clarify if the same exchange ratio was used for all of the existing owners of TMM. If not, please disclose your accounting for any preferential rights given.

Response to Comment 1 A.

The Company hereby advises the Staff that in the Reorganization Transactions, all of the equityholders in TMM (other than certain members of the management team of the Company who hold profits interests) will be issued new equity interests of the TPG and Oaktree holding vehicles that are substantially equivalent to the equity interests held by such equityholders in TMM prior to the Reorganization Transactions. The number of New TMM Units issued to the TPG and Oaktree holding vehicles and certain members of the Company’s management will be determined based on the pre-IPO value of TMM (calculated using the price paid by the underwriters for shares of the Company’s Class A common stock in the initial public offering) and a hypothetical cash distribution of the pre-IPO value to the existing equityholders of TMM. Members of the Company’s management will be treated the same as the other equityholders except that a portion of their vested and unvested Class M Units (profits interests) in TMM will be converted into an amount of vested and unvested New TMM Units (common units) based on the same methodology (i.e. the number of New TMM Units will be determined based on the pre-IPO value of TMM (calculated using the price paid by the underwriters for shares of the Company’s Class A common stock in the initial public offering) and a hypothetical cash distribution of the pre-IPO value to the existing equityholders of TMM. No preferential rights will be given in connection with these exchanges. The Company has revised the Registration Statement to describe the Reorganization Transactions in greater detail and to disclose the change in how management will be treated in the Reorganization Transactions. Please see pages 11 through 13 and 52 through 56 and 193 of Amendment No. 3.

B.	Please clarify whether any holders of TMM units will increase or decrease their proportionate ownership levels relative to other unitholders as a result of the exchange.

Response to Comment 1 B.

The Company hereby advises the Staff that the existing holders of TMM units who exchange TMM units for interests in the new TPG and Oaktree holding vehicles in connection with the Reorganization Transactions described in the Registration Statement will not increase or decrease their proportionate ownership levels relative to the other unitholders who make that exchange. However, as described in the immediately preceding response, members of the Company’s management will exchange a portion of their vested and unvested Class M Units (profits interests) in TMM into New TMM Units (common units). As described in the immediately preceding response, the number of New TMM Units issued to the TPG and Oaktree holding vehicles and certain members of the Company’s management will be determined based on the pre-IPO value of TMM (calculated using the price paid by the underwriters for shares of the Company’s Class A common stock in the initial public offering) and a hypothetical cash distribution of the pre-IPO value to the existing equityholders of TMM. Following the Reorganization Transactions, the Company, the TPG and Oaktree holding vehicles and members of management will all hold the same class of New TMM Units.

Acquisition by the Principal Equityholders and Financing Transactions, page 14

2.	It appears that you may have inconsistently identified one of the entities acquired by TMM on July 13, 2011. For example, on page 14 you identify one of the entities acquired as Taylor Morrison Communities, Inc. (TMC) but on page F-12 you identify the entity as Taylor Woodrow Holdings (USA), Inc. In addition, you define Taylor Morrison on page F-4 as Taylor Morrison Inc. but on page F-12, you define Taylor Morrison as Taylor Woodrow Holdings (USA), Inc. Please revise your filing throughout as appropriate.

Response to Comment 2

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 15, F-4, and F-12 of Amendment No. 3.

Organization Structure, page 52

3.	You indicate on the top of page 52 that immediately following the reorganization transactions, all of the limited partnership interests in TMM will be owned by New TMM. Please revise to clarify who owned the limited partnership interests in TMM prior to the reorganization transactions. In addition, given the complexity of your post-reorganization structure and the changes made to your organizational structure due to the acquisition of TMC and Monarch Corporation in July 2011, we believe investors would benefit from the inclusion of an organizational chart demonstrating the structure of the company immediately preceding the reorganization transactions.

Response to Comment 3

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 52 through 54 of Amendment No. 3.

Unaudited Pro Forma Consolidated Financial Information, page 59

4.	We note your response to comment 7 from our letter dated January 30, 2013 and await the revision you described in a later pre-effective amendment.

Response to Comment 4

The Company respectfully acknowledges the Staff’s comment and will provide the requested information once an initial public offering price range for the Class A common stock has been determined.

Operating Cash Flow Activities, page 108

5.	We note your response to comment 15 from our letter dated January 30, 2013. Please revise your disclosures to provide a more robust discussion of the underlying changes in your cash flow for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011. For example, your disclosure could be enhanced to explain the geographical areas where you increased your land purchases, quantify the amount of the land purchases and explain the reasons why management decided to increase purchases during the period. In addition, please revise to discuss the underlying reasons for changes in working capital components separately for each annual period. Your current disclosure does not separately quantify each change and appears to list the impact of certain working capital components across multiple reporting periods rather than separately discussing the changes in working capital components compared to the corresponding prior period. Please revise your disclosure accordingly.

Response to Comment 5

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 101 and 102 of Amendment No. 3.

Legal Proceedings, page 148

6.	Please advise us as to why you have deleted your discussion of Vista Lakes from this section, yet retain it on page F-47.

Response to Comment 6

The Company hereby advises the Staff that the Vista Lakes litigation has reached a final settlement. The Company has therefore revised the footnotes to the audited financial statements in the Registration Statement to refer to the Vista Lakes matter as having been settled. Please see page F-49 of Amendment No. 3.

Board Structure, page 154

7.	Please clarify the circumstances under which a vacancy on the Board of Directors of TMHC may be filled by either the remaining directors or the holders of a majority of the outstanding shares of common stock.

Response to Comment 7

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 148 of Amendment No. 3.

Key Elements of Executive Compensation Program, page 162

8.	We note your definition of the term “North American Scorecard” on page 165 in response to comment 24 of our letter dated January 30, 2013. Please clarify by whom the North American Scorecard is produced, as well as how many entities are scored, to give context to the meaning of first, second, or third on the Scorecard, as used on pages 166 and 167.

Response to Comment 8

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 159 of Amendment No. 3.

Director Compensation, page 183

9.	Please provide the narrative disclosure called for by Item 402(k)(3) of Regulation S-K. Please refer to comment 27 of our letter dated January 30, 2013.

Response to Comment 9

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 184 and 185 of Amendment No. 3.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

10.	We note that you have included the audited balance sheet for Taylor Morrison Home Corporation as of November 30, 2012. You have also included the financial statements of TMM Holdings Limited Partnership for fiscal 2011, 2010 and 2009 and the nine months ended September 30, 2012. Given that your operation will be solely that of TMM Holdings Limited Partnership, please tell us what consideration you gave to the updating requirements of Rule 3-12 of Regulation S-X as it relates to these financial statements.

Response to Comment 10

The Company has revised the Registration Statement in response to the Staff’s comment and has updated the financial statements included therein. Please see pages F-1 through F-55 of Amendment No. 3.

Operating and Reporting Segments, page F-44

11.	We note your response to comment 28 from our letter dated January 30, 2013. So that we may better understand your segment reporting, please address the following:

A.	You indicated that the average operating margin for the divisions aggregated into the East region is 22.4%, with a high of 24.5% and a low of 19.5% for the combined 2012 and project 2013 periods. Given that the relative difference between the high and low average operating margins is approximately 26% of the low average margin, please tell us how you determined that your North Florida operating segment has similar economic characteristics. Please also explain why this variation would not be considered an indication of dissimilarities in the long term economic characteristics of your North Florida operating segment.

Response to Comment 11 A.

The Company hereby advises the Staff that:

•	With respect to qualitative factors relating to the East region as a reporting segment, the Company submits that:

•

The organizational structure (East, West, Canada) reflects the manner in which the Chief Operating Decision Maker (“CODM”) manages the business, which is reflected in the segmentation of the Company presented in Amendment No. 3. The segmentation presented in Amendment No. 3 also reflects the management structure (Regional Presidents reporting to the CODM), the control environment (Regional CFOs of Finance) and the marketing structure (marketing tailored to each Region, led by Regional directors).

•

The nature of the Company’s products is similar across its divisions in the East region. The climates in Texas (Houston, Austin) and Florida (Orlando/Jacksonville, Tampa area) are similar (hot summers, mild winters), as are lot sizes and buyer preferences. Therefore the products are very similar, with shared floor plans and HVAC designs. Building and land development techniques are also similar across the East region.

•

The class of customers is similar across the Company’s East region divisions because the East region divisions have similar market and economic characteristics (economic environment, climate, average home prices, limited market supply, household incomes, absence of personal state income tax). The target homebuyer groups range from Starter Families to Luxury Families, with a heavy concentration in Move-Up Families.

•

The method of distribution is similar across the Company’s East region Divisions, including marketing strategies that focus on brokers and the internet (compared to the West region, which uses more mass media and print). Advertising and marketing spending is similar among the East region divisions, which face comparable competitive environments (mostly national builders, with some local builders), and the sales commission structure in the East region is similar among the divisions.

•

The method of production is similar across the Company’s East region Divisions because of similar physical topography (relatively flat land) and soil types. The building techniques, floor plans, engineering and land development practices are similar across the East region divisions, resulting in similar materials costs, labor costs and land costs (each as a percentage of revenue). West region divisions generally have higher relative land costs.

•

Adjusted home closings gross margin (defined as home closings gross margin excluding capitalized interest amortization and impairments) percentages for the East region divisions from 2012 (actual) through 2015 (projected) are as set forth in Annex A of the supplemental materials furnished to the Staff herewith pursuant to Rule 418 under the Securities Act of 1933 (the “Supplement”). Pursuant to Rule 418 the Company hereby requests that the Staff promptly return the Supplement to the Company following the Staff’s review thereof.

The Company is using adjusted home closings gross margin percentage for 2012-2015 as its aggregation criterion for its reportable segments because the Company believes that such measure most accurately reflects the long-term economic characteristics of the various divisions. The Company has used prospective financial information, as opposed to historical financial information, in its analysis due to the effects of purchase accounting relating to the 2011 Acquisition on the predecessor and successor periods in 2011, and because certain of the Company’s historical divisional data is presented in IFRS and not GAAP and therefore is not directly comparable.

In general, average 2012-2015 adjusted home closings gross margin percentage for each division tracks closely with the overall average for the East region through 2015, with no average adjusted home closings gross margin percentage for any division deviating from the average by more than 1.5%, with the difference between the highest and lowest divisional adjusted home closings gross margin percentages being 2.0%.

Analyzing the forecasted average 2013-2015 adjusted home closings gross margin percentages (thereby eliminating the anomaly in North Florida in 2012 discussed in the next bullet below), the deviation from the average is not expected to be greater than 1.0%, with the difference between the highest and lowest divisional adjusted home closings gross margin percentages being 1.3%.

Overall, the adjusted home closings gross margin percentages forecasted in the divisions, analyzed through 2015, support a finding of similar long-term economic characteristics among the divisions comprising the East region.

GAAP home closings gross margin percentages for the East region divisions from 2012 (actual) through 2015 (projected) are as set forth in Annex B of the Supplement.

Based on 2012-2015 average GAAP home closings gross margins, the largest difference from the average is 1.7%%, and the largest difference between divisions is 2.4%.

Based on 2013-2015 average GAAP home closings gross margins, the largest difference from the average is 1.2%, and the largest difference between divisions is 1.7%.

•

The difference observed between North Florida and the East region average adjusted home closings gross margin percentages in 2012 (and to a lesser extent, 2013) was due to temporary operational differences in North Florida that occurred as a result of the recent housing market downturn. The Company’s business strategy ordinarily relies to a large extent on land development activities in order to provide land inventory for use in our homebuilding activities. As a result of the downturn, in an effort to minimize the risks associated with land development, the Company opportunistically purchased a number of land parcels adjacent to existing developments in the North Florida division to supplement a need for land, as the existing lot count was low. Because these parcels were finished lots and not raw land for development, the adjusted home closings gross margin realized from sales of homes on these parcels was lower in 2012 than in the other divisions in the East region, and the Company believes such difference is temporary, reflecting the mix of lots at that point in time.

•

Fluctuations in adjusted home closings gross margin percentage among the divisions from year to year are also caused by purchase accounting adjustments to inventory carried at the time of the Acquisition and the recent rebound in the housing markets. The carrying value of land that was in inventory at the time of the Acquisition was adjusted to fair market value during a very low point in the recent housing market downturn. Land that was purchased after the recent rebound will therefore generally have a higher basis than land that was in inventory at the time of the Acquisition since the Company has experienced an overall increase in land costs within its markets. As a result, sales of homes built on raw land acquired more recently will usually generate lower adjusted home closings gross margins than sales of homes built on raw land in inventory at the time of the Acquisition. The Company believes that any such fluctuations will be temporary.

•

Overall, the Company believes that the above analysis of the East region adjusted home closings gross margin percentages for the 2012-2015 period and GAAP home closings gross margin percentages for the same period indicates similar long-term economic characteristics across the divisions.

B.	You also indicate that your North Florida operating segment is experiencing lower operating margins due to the planned closeout of communities that had been impacted by the recent housing market downturn. Given that all of your operating segments have been impacted, to some extent, by the recent housing market downturn, please tell us how you determined that your lower margins in North Florida are temporary.

Response to Comment 11 B.

The Company hereby advises the Staff that, as discussed in the second bullet in the response to Comment 11 A, the difference observed between North Florida and the East region average adjusted home closings gross margin percentages in 2012 was due to temporary operational differences in North Florida that occurred as a result of the recent housing market downturn. The North Florida finished lot transactions were part of a temporary and opportunistic strategy driven by the housing downturn, providing some long-term risk mitigation, as the market was still volatile to replace closed communities. As discussed above and as evidenced by the projected information through 2015 set forth above, the Company believes the lower adjusted home closings gross margin percentage in North Florida during 2012 was temporary.

C.	You state in your response that West Florida has a lower rate of return that the other operating segments in the East region due to several long-term strategic assets in its real estate portfolio due to the recent market downturn. You further indicate that you do not plan on developing these assets in the near term. Please tell us how you considered West Florida’s seemingly disproportionate strategic real estate holdings in determining that this operating segment was economically similar to the other operating segments in the East region.

Response to Comment 11 C.

The Company hereby advises the Staff that the lower rates of return in the West Florida division in 2012 (and to a lesser extent, 2013) are due to temporary operational differences in West Florida that occurred as a result of the recent housing market downturn. The West Florida division had mothballed communities it carried on its books until the market recovery began. As discussed below in the Company’s response to Comment 11 D, the Company does not rely on return on net investment as an aggregation criterion for purposes of its segment analysis but reviewed it as a data point for further confirmation.

D.	You indicated that the average return on assets for operating segments in your East region is 13% with a high of 16.2% and a low of 7.9% for the combined 2012 and projected 2013 periods. Please tell us how you determined that this variation is close enough to meet the similar economic characteristics criteria.

Response to Comment 11 D.

The Company hereby advises the Staff that the return on net assets is not a metric that the Company uses as an aggregation criterion. Return on net assets is inherently volatile because differences in the timing of home closings due to the land development and homebuilding cycle. If, for example, a division were to purchase a large tract of undeveloped land, the amount of investment in the land would be large, but the return on the investment would be zero for several years while development activities are ongoing, thereby depressing return on net assets during that time. Nevertheless, the basic business and operational philosophy of the division (acquiring and/or developing land and homebuilding) and adjusted home closings gross margin would not be affected by variations in the timing of home closings.

Based on the Company’s aggregation criterion (adjusted home closings gross margin), the Company believes that the divisions comprising the East region evidence similar long-term economic characteristics, and an analysis of GAAP home closings gross margin further supports the same determination.

Supplemental Information Related to the Canada region.

As discussed earlier with the Staff, the Canada region is managed by a Regional President reporting directly to the CODM. As requested by the Staff, an analysis of adjusted home closings gross margin for sales of high-rise and low-rise units in the Canada region from 2012 (actual) through 2015 (projected) is included as Annex C of the Supplement.

The average adjusted home closings gross margins of the two categories of units over the 2012-2015 period do not vary significantly from either the average or each other. The variance in adjusted gross margin in the high-rise units is due to the “lumpiness” of revenue recognition from high-rise building closings. The adjusted home closings gross margin for high-rise units in 2012 because it reflected the sale of only two high-rise units, which is not reflective of a typical year. Often, only one or two high-rise buildings might close in any given year, so the CODM views longer term metrics to measure performance of the Canada region. Over time, the adjusted home closings gross margins from high-rise units approaches the forecasted average across the entire Canada region.

An analysis of GAAP gross margins over the same periods is set forth in Annex D of the Supplement and yields similar results.

Therefore, the Company believes that low-rise and high-rise projects in the Canada region have similar long-term economic characteristics and should be aggregated.

12.	Your response to comment 28 from our letter dated January 30, 2013 infers that you have a total of five reportable segments – East, West, Canada, Land and Financial Services. We note that your MD&A includes an analysis of land closings revenue, land gross margin and adjusted land margin but you have not presented Land as a reportable segment in your financial statement footnotes on page F-44. Please address the following:

A.	Explain why Annex B to your February 23, 2013 response letter does not attribute any assets to your Land division.

Response to Comment 12 A.

The Company hereby advises the Staff that its land-related operations do not exceed any of the quantitative thresholds in ASC Topic 280-10-50-12 for any of the periods presented and therefore has not attributed any assets to a Land division as a separate reportable segment.

B.	Clarify whether or not your Land division exceeded the quantitative thresholds in ASC 280-10-50-12 for any of the periods presented.

Response to Comment 12 B.

The Company hereby advises the Staff that its land-related operations do not exceed any of the quantitative thresholds in ASC Topic 280-10-50-12 for any of the periods presented.

C.	If the Land division did not exceed the quantitative thresholds for any periods presented but you believe that information about this division would be useful to readers of the financial statements, please revise to separately disclose the Land division as a reportable segment. Alternatively, please confirm that you do not consider the Land division to be a reportable segment and revise your disclosures to clarify how you have included this division within your segment reporting disclosures.

Response to Comment 12 C.

The Company hereby confirms to the Staff that it will not discuss its land-related operations separately in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations but has revised its Canada, East and West region disclosures to similarly discuss land-related operations in each such Region. See pages 83 through 87 and 93 through 96 of Amendment No. 3.

13.	You state, in Note (b) to Annexes A-C of your February 13, 2013 response letter, that you performed your segment aggregation analyses using adjusted home closings margin (which excludes impairment charges and the amortization of capitalized interest) because you believe it is more reflective of the current and future performance of the operating segments. Based upon disclosures elsewhere in your filing, it appears that you plan to continue carrying debt to finance your homebuilding operations and therefore it seems likely that in future periods you would continue to capitalize interest expense. Please address the following:

A.	Tell us why you believe that excluding the amortization of capitalized interest expense makes the resulting metric (adjusted home closings operating margin) more comparable and reflective of the future performance of your operating segments.

Response to Comment 13 A.

The Company hereby advises the Staff that the Company’s CODM uses adjusted home closings gross margin in managing the Company and its operating segments because it is a tool to evaluate the performance of each operating segment without giving effect to the interest cost of borrowings (which principally occur at the corporate level and are beyond the control of the operating segments) allocated to each operating segment. The CODM believes that interest costs incurred at the corporate level that are allocated to the operating segments can vary substantially from period to period based on borrowing decisions and borrowing rates experienced at the corporate level, which are outside the control of the management of the operational segments and divisions and therefore should not be considered in evaluating the long-term economic characteristics of the segments and divisions to which they are allocated. The Company’s capital structure is managed at the corporate level, and Regional management personnel do not have the authority to incur debt.

As illustrated in the Company’s response to Comment 11 A, an analysis of GAAP home closings gross margins also yields similar results.

The Company has also revised its segment disclosure in the footnotes to its audited financial statements on page F-46 of Amendment No. 3 to discuss adjusted gross margins.

B.	Tell us which of your operating segments, if any, have a history of carrying disproportionately higher or lower debt levels relative to the other operating segments which could affect their operating margins on a U.S. GAAP basis.

Response to Comment 13 B.

The Company hereby advises the Staff that the substantial preponderance of the Company’s debt is incurred at the corporate level. The only operating segment that has significant segment-level debt is the Canada region because the Canada region requires separate borrowing facilities because its operations are outside the United States and the Canada region incurs project-level mortgage debt to finance its homebuilding activities. Neither the East region nor the West region has significant segment-level debt, and any segment level debt in those Regions tends to be financing provided by sellers of land.

C.	If any of your operating segments have a history of carrying disproportionately higher or lower debt balances or plan to carry disproportionate balances in the future, please explain the reasons for these differences. For example, please specify if the differences are simply due to management discretion or if there are other factors that preclude or require certain operating segments to carry different debt levels in comparison to other segments.

Response to Comment 13 C.

The Company hereby advises the Staff that, as described in the Company’s response to Comment 13 B, the Canada region has its own indebtedness and intends to continue such arrangements in the course of its business.

14.	We note from your disclosures on page 103 that you experienced $78 million of inventory impairments and land write-offs during 2009, primarily in the East and West regions. Please provide us with a summary of these impairments by operating segment and tell us how you considered if these impairments were an indicator of similar economic characteristics amongst the affected operating segments.

Response to Comment 14

The Company hereby advises the Staff that impairment charges affected all of the divisions in 2009 and followed no discernible regional or divisional pattern. The 2009 impairments reflected the last round of impairments that resulted from the housing market downturn, and the size of the impairments taken were largely a function of the stage of development of the affected inventory at the time of the impairment testing. Impairments tended to be larger in communities that were at an earlier stage of development at the time of the impairment testing because they had more units to close in the future that would be affected negatively by inventory being carried by the Company on its balance sheet at a value greater than the then fair market value. The Company currently does not expect significant impairments in the next several years because, as a result of acquisition accounting, the carrying value of all of its inventory at the time of the Acquisition was adjusted to a fair market value that reflected a very low point in the housing market (July 2011).

As requested, the Company is providing on Annex E of the Supplement a schedule of the 2009 inventory impairments by division.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation

William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.
Ropes & Gray LLP